Exhibit 99.1

Concord Medical Declares Special Dividend

BEIJING, December 11, 2015 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that on December 11, 2015, its Board of Directors declared a special cash dividend of US$0.33 per ordinary share (or US$0.99 per American Depositary Share (“ADS”)) on the Company’s outstanding ordinary shares. The total expense for the special dividend is expected to be approximately US$44.5 million, based on 134,799,243 ordinary shares outstanding as of September 30, 2015. Each ADS represents three ordinary shares of the Company.

The dividends are payable on or about January 30, 2016, to shareholders of record at the close of business on December 28, 2015. The ex-dividend date is expected to be on December 23, 2015.

Dr. Jianyu Yang, Chairman and CEO of the Company, commented, “We are pleased that the Board of Directors declared this special dividend, which demonstrates our strong financial position. Concord Medical is well positioned to maintain its leadership position in the fast-growing healthcare services sector and establish a leading cancer hospitals network in China. The special dividend, together with our share buyback program during the year, continues to reflect our commitment to increasing shareholder value and our confidence in the company’s future.”

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of September 30, 2015, the Company operated a network of 127 centers with 76 hospital partners that spanned 53 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Concord Cancer Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR, Inc.

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

SOURCE Concord Medical Services Holdings Limited